EXHIBIT 4.23

Henan Agriculture University
and
Henan Origin Seed Technology Development Co., Ltd.

Transfer and Technical Cooperation Agreement on Upgrading of the Hybrid Corn Seed, Yuyu No.20

Henan Agriculture University (Party A) and Beijing Origin Seed Technology Development Co., Ltd., in respect of the relevant issues of the transfer and technical cooperation of upgrading of the hybrid corn seed, Yuyu No.20, through consultations, agree as follows :

I.	The Rights, Responsibilities and Obligations of Party A

1.	The intellectual property rights of upgraded Yuyu No.20 and its parental seed, Gai 221, vest in Party A.
2.	Party A shall complete the re-registration of the upgraded Yuyu No.20 and its parental seed before the end of 1999 and obtain the legal qualification for generalization.
3.
Party A agrees that Party B can take full responsibility of the production and sale of the seed of such variety and its inbred propagation and use “Origin” as the trademark of the seed from 2000; Party A shall not provide the parental seed of the hybridized variety and its grown technology to any third party.

4.
Party A may sell the seed produced by Party B, and Party B shall give Party A the 10% to 15% (the substantial discount fluctuates as the price does) discount of the uniform sale price of Party A. However, Party A shall comply with the uniform sale policy made by Party B in order to protect the market.

5.	Party A shall assist Party B in establishing experimental plantation bases outside and inside the province where it is suitable for plantation and explore the seed market.
6.	Party A shall provide Party B with technical data and guidance in respect of growing and plantation of the hybridized seed.
7.	Should Party B ceases the production and sale of the seed, Party A has the right to otherwise transfer the abovementioned rights.
8.	Party A shall provide Party B with 195kg of inbred seed of Gai221 and 500kg of the hybridized seed for demonstration in October 1999.

II.	The Rights, Responsibilities and Obligations of Party B

1.	Party B shall obtain the exclusive rights of production and general sale of the upgraded Yuyu No.20 by paying onerous use fee to Party A.
2.
Party B shall pay the onerous use fee to Party A according to plantation area at the price of RMB 20 per arce (the unchanged price in 1999). Party B shall inform Party A of the true plantation area of the year by the end of July annually and pay the onerous use fee. Should Party A raises objection to the plantation area provided by Party B, Party A has the right to carry out sample or overall examination on all the growing fields.

3.
Party B shall take the full responsibility of the production of the seed of hybridized variety and inbred propagation to ensure the quality of the seed produced and protect the interests of the user and the reputation of the variety.

4.
Party B shall respect and protect Party A’s intellectual property of the new variety and the selected breeding of its parental variety. “Parental Gai221 of Upgraded Yuyu No.20 ” is only used for the production of “Upgraded Yuyu No.20”.

III.	Liabilities for Breach of Contract

1.
Two parties shall protect the intellectual property of the new seed and its parental seed and ensure the fulfillment of the abovementioned terms. Should any party breach the contract, the other party has the right to claim economic damages.

2.	Amendments should be made by both parties for unsettled matters.
3.	This agreement comes into effect at the moment it is signed and stamped by both parties and terminates once the production of the seed ceases.

Party A: Henan Agriculture University

Representative: /s/ Yang Huiwu

/s/ CORPORATE SEAL

August 16, 1999

Party B: Henan Origin Seed Technology Development Co., Ltd.

Representative: /s/ Kang Guanghua

/s/ CORPORATE SEAL

August 16, 1999